
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 21, 2017

Michael T. Doyle
Chief Executive Officer
Surgery Partners, Inc.
40 Burton Hills Boulevard, Suite 500
Nashville, Tennessee 37215

        Re: **Surgery Partners, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2016
                Filed March 10, 2017
                File No. 001-37576

Dear Mr. Doyle:

        We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 58
Cost of Revenues, pages 59 and 60

1.   Please discuss in greater detail why the underlying expense elements increased, addressing any known trends, risks, or uncertainties that impacted the change in the relationship between costs and revenues, or income from operations, as a result of the acquisitions or otherwise. In this regard, we note that cost of revenue, particularly Salaries and benefits, and Professional and medical fees, increased at a much faster rate than revenues year over year for all periods presented. Please refer to Commission Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

EBITDA, Adjusted EBITDA and Credit Agreement EBITDA, pages 63-66

2. Since you disclose EBITDA, Adjusted EBITDA and Credit Agreement EBITDA as measures of liquidity, please reconcile these measures to cash flows from operating activities, which is the nearest comparable measure of your Company's liquidity under GAAP.

Notes to Consolidated Financial Statements

15. Segment Reporting, page F-36

3. We note that your measure of segment profit is Segment Adjusted EBITDA. Accordingly, please delete your presentation of the non GAAP measure "Total Adjusted EBITDA" and accompanying explanatory footnotes.

4. Please provide a reconciliation of the total of your reportable segments' measure of profit or loss, Segment Adjusted EBITDA, to your consolidated income before taxes. Refer to ASC 280-10-50-30(b).   In this regard, please conform your presentation of Segment Adjusted EBITDA in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 53 in accordance with this comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney L. Lindsay II, Staff Attorney, at (202) 551-7237, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications